POSCO plans to hold Investors Forum as follows:

1. Agenda

Business Plan and Q&A Session

2. Date and Time

May 19, 2014 at 16:00 PM (KST)

3. Venue

Korea Exchange, Conference Room (1st Floor)

4. Participants

Analysts, Institutional Investors and Press